FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated March 17, 2005 (“Indosat Launches BlackBerry Internet Service In Indonesia ")	Page No 2

Document 1

March 17, 2005

FOR IMMEDIATE RELEASE

Indosat Launches BlackBerry Internet Service In Indonesia

Jakarta, Indonesia and Waterloo, Canada – PT Indosat Tbk (JSX:ISAT; NYSE:IIT) and Research In Motion (Nasdaq: RIMM; TSX: RIM) today introduced BlackBerry Internet Service™ in Indonesia, providing individuals and smaller businesses with a world leading wireless solution for staying connected to people and information.

BlackBerry® offers integrated support for wireless email, mobile phone, text messaging and organizer. BlackBerry Internet Service is an excellent choice for personal users and SMEs (small-to-medium enterprises) that want a hosted service without need for special server software or advanced IT support. BlackBerry Internet Service from Indosat is a hosted service that allows users to access up to ten corporate and/or personal email accounts (including Microsoft® Exchange, IBM® Lotus® Domino™ and many popular ISP email accounts).

“Indosat was the first to commercially launch BlackBerry in Indonesia in December last year. With its success in the corporate market, we are now extending BlackBerry to individuals and businesses of all sizes for the first time in this country,” said Hasnul Suhaimi, Indosat Consumer Market Director.

“The BlackBerry ‘push’ architecture enables email to be automatically pushed to the mobile device. With BlackBerry Internet Service from Indosat, individuals and small businesses can now utilize downtime during the working day by managing their email, including attachments, whenever and wherever they want,” added Hasnul.

“The increasing popularity of BlackBerry in Asia demonstrates the importance of integrated data and phone solutions and the appeal of RIM’s advanced platform,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are very pleased to work with Indosat to bring BlackBerry Internet Service to individual and small business users in Indonesia.”

The new BlackBerry Internet Service from Indosat will be available in late March.

About Indosat

Indosat is a leading telecommunication and information provider in Indonesia that provides: cellular, fixed telecommunication and multimedia, data communication and internet (MIDI). By end of 2004, Indosat had around 9.75 million cellular subscribers. Until the third quarter of 2004, cellular business contributed 68,5% of company’s operating revenues, IDD (16,4%) and MIDI & others (14,2%). Indosat’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please visit Indosat website www.indosat.com.

-more-

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Radjamin S. Nasution
VP. Public Relations, PT. INDOSAT TBK
+62 21 3869625
publicrelations@indosat.com

Katie Lee
Research In Motion, Asia Pacific
+852 6277 6841
kalee@rim.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
Research In Motion
Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 17, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance